SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 12, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT INCREASES ITS BROADBAND SUBSCRIBER BASE”.

July 12, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT INCREASES ITS BROADBAND SUBSCRIBER BASE”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

12 July 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “PLDT INCREASES ITS BROADBAND SUBSCRIBER BASE”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.2(c) THEREUNDER

1.                  12 July 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of a press release entitled “PLDT INCREASES ITS BROADBAND SUBSCRIBER BASE”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 12 July 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT increases its broadband subscriber base

MANILA, Philippines, July 12, 2004 – Philippine Long Distance Telephone Co. has started to initiate aggressive moves to increase its broadband subscriber base and further extend its lead over other broadband providers.

PLDT myDSL already has a dominant market share with over 30,000 subscribers, more subscribers than all other telcos combined. The engine of PLDT’s myDSL initial growth came from its existing nationwide infrastructure that the company leveraged and maximized to roll out its broadband service at least cost.

“While other telcos are still thinking of spending billions of pesos to roll out a broadband infrastructure, PLDT’s was already in place,” said Butch Jimenez, Head of the Retail Business Group. “It is now our intention to further enhance our network and generate various applications to heighten the broadband experience of our subscribers.”

PLDT recently doubled the broadband speeds it offered to its residential subscribers. myDSL now offers speeds of 512 kbps and 768 kbps. PLDT has also developed its own online gaming website, PLDT PLAY that will allow its subscribers to play network-based games without having to go to an Internet café.

PLDT has also tied up with Level-Up, holders of the Philippine rights to the number one online game in the world, Ragnarok. PLDT myDSL subscribers can now easily log on to www.pldtplay.com and play or purchase Ragnarok load through the website. Fees will be conveniently charged to the subscribers’ phone bill.

“The challenge for PLDT is to combine its broadband infrastructure with relevant content, therefore creating an enriching experience for the subscriber,” said Jimenez.

He added that the company intends to build on its partnership with msn.com (Microsoft Network), one of the most popular sites in the Philippines with over 500,000 unique Filipino subscribers through its Hotmail email service.  A special “youth lifestyle” website designed to enhance the broadband experience is also under construction.

“We continue to eye data as one of the major growth drivers for the landline business moving forward, and we shall aggressively pursue building this business,” added Jimenez.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Butch Jimenez

PLDT 1st Vice President for Retail Business Group

Tel. No. +63 2 8168468

Email: mgjimenez@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: July 12, 2004